FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of March 30, 2006

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Not for release, distribution or publication into or in Australia, Canada, or
Japan.

Signet Group plc (LSE: SIG and NYSE: SIG)

For immediate release 30 March 2006

       Signet to Issue $380 Million Private Placement Senior Notes

Signet Group plc (LSE: SIG and NYSE: SIG), the world's largest speciality retail jeweller, today announced that the Group has entered into an agreement to issue
$380 million long term fixed rate senior unsecured notes (the "Senior Notes").
The Group intends to use the net proceeds of the issue principally to replace its existing $251 million receivables securitisation (which is due to expire in
November 2006) and for general corporate purposes.

The Senior Notes have three tranches as set out below:

     Amount      Interest rate                Term          Maturity

     $100 million      5.95%                   7 years          2013

     $150 million      6.11%                   10 years         2016

     $130 million      6.26%                   12 years         2018

Funding and Completion is expected on 23rd May 2006.

Enquiries:    Walker Boyd, Group Finance Director         +44(0)20 7317 9700

              Tim Jackson, Investor Relations Director    +44(0)20 7317 9700

This announcement is not an offer to sell or a solicitation of any offer to buy the securities of Signet Group plc (the "Company," and such securities, the
"Securities") in the United States or in any other jurisdiction.

The Securities have not been and will not be registered under the US Securities
Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of the
Company is being made in the United States.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each a Relevant Member State), no offer of the Securities to the public is being or will be made in that Relevant Member
State other than to:

   -legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities; or
   -any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than EUR43,000,000 and (3) an annual net turnover of more than
    EUR50,000,000, as shown in its last annual or consolidated accounts;
   -fewer than 100 natural or legal persons (other than "qualified investors"
    as defined in the Prospectus Directive); or
   -in any other circumstances falling within Article 3(2) of the Prospectus
    Directive.

For the purposes of this provision, the expression an "offer of the Securities to the public" in relation to any Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Securities to be offered so as to enable an investor to decide to purchase or subscribe the Securities, as the same may be varied in that Relevant Member State, and the expression Prospectus Directive means
Directive 2003/71/EC and includes any relevant implementing measure in each
Relevant Member State.

This communication is directed only at (i) persons outside the United Kingdom, or (ii) persons having professional experience in matters relating to investments who fall within the definition of "investment professionals" in
Article 19(5) of the Financial Services and Markets Act 2000 (Financial
Promotion) Order 2005 or (iii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in
Article 49(2) of the Financial Services and Markets Act 2000 (Financial
Promotion) Order 2005. Any investment or investment activity to which this communication relates is only available to and will only be engaged in with such persons and persons within the United Kingdom who receive this communication
(other than persons falling within (ii) and (iii) above) should not rely on or act upon this communication.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   March 30, 2006